Capital Product Partners L.P. Announces The Delivery Of The M/V ‘Akadimos’,
As Well As New Charters For The M/T ‘Active’ And M/T ‘Anemos I’ And
A Charter Extension For The M/T ‘Atrotos’, Each At Increased Day Rates

ATHENS, GREECE, June 15, 2015 -- Capital Product Partners L.P. (NASDAQ: CPLP) (the 'Partnership'), an international diversified shipping company, announced today the successful acquisition of the M/V 'Akadimos', as well as new time charter employment for the M/T 'Active' and M/T 'Anemos I' and a charter extension for the M/T 'Atrotos', each at increased day rates.

Delivery of M/V ‘Akadimos’

Pursuant to the Master Vessel Acquisition Agreement we entered into on July 24, 2014, the Partnership took delivery on June 10, 2015 of the M/V 'Akadimos' (115,145 dwt / 9,288 teu, Eco-Flex, Wide Beam Containership built 2015, Daewoo-Mangalia Heavy Industries S.Α.), the second of five vessels (the 'Dropdown Vessels') that we have agreed to acquire from our sponsor, Capital Maritime & Trading Corp. ('Capital Maritime'). In connection with the acquisition of the Dropdown Vessels, we paid to Capital Maritime the amount of $30.2 million as an advance payment for all five vessels in September 2014. The $81.5 million purchase price for the M/V 'Akadimos' was funded through a drawdown of $40.75 million under the Partnership's senior secured credit facility with ING Bank N.V. (the 'ING Facility') and available cash, including from the proceeds of previously completed equity offerings. The M/V 'Akadimos' is chartered to CMA-CGM S.A. for five years (-30/+90 days) at a gross daily charter rate of $39,250.

Further to the Master Vessel Acquisition Agreement, the Partnership expects to acquire an additional three vessels from Capital Maritime, which comprise two newbuild 9,288 teu, eco-flex, wide beam containerships under construction at Daewoo-Mangalia Heavy Industries S.A. with expected deliveries in August and November 2015 and an additional eco MR product tanker under construction at Samsung Heavy Industries (Nigbo) Co. Ltd. with expected delivery at the end of June 2015. The two containerships are scheduled to enter into five-year time charter employment to CMA-CGM S.A. and the MR product tanker is scheduled to enter into two-year time charter employment to Capital Maritime. The acquisition of the remaining Dropdown Vessels is expected to be funded from the proceeds of previously completed equity offerings, drawdowns under the ING Facility and the Partnership's cash balances. In addition, the Partnership has a right of first refusal over six newbuild eco medium range product tankers built by Samsung Heavy Industries (Nigbo) Co. Ltd.

Charter Renewals

The M/T 'Active' (50,000 dwt, IMO II/III Eco Chemical/Product Tanker built 2015, Samsung Heavy Industries (Nigbo) Co. Ltd.) has been chartered to Cargill International S.A. (‘Cargill’) for a period of two years (+/- 30 days) at a gross daily rate of $17,700. The vessel was previously employed with Capital Maritime at a gross rate of $17,000 per day plus 50/50 profit share. Capital Maritime has agreed to terminate its existing charter earlier, in order for the vessel to commence its employment with Cargill in early June 2015. The earliest redelivery under the new charter is in May 2017. This new charter marks a new time charter relationship with Cargill and further diversifies the Partnership’s counterparties.

The M/T 'Anemos I' (47,782 dwt, Ice Class 1A IMO II/III Chemical/Product Tanker built 2007, Hyundai Mipo Dockyard Ltd., South Korea) will continue its time charter employment with Capital Maritime for an additional year (+/- 30 days) at $17,250 gross per day upon completion of its current charter. The vessel is presently earning $14,850 gross per day under its time charter with Capital Maritime which expires in mid-June 2015. The earliest redelivery under the new charter is in May 2016.

Both the M/T ‘Active’ early charter termination for re-employment with Cargill and the M/T 'Anemos I' new charter to Capital Maritime were unanimously approved by the Conflicts Committee of the Partnership.

Finally, Capital Maritime exercised an option under its current charter of the M/T 'Atrotos' (47,786 dwt, Ice Class 1A IMO II/III Chemical/Product Tanker built 2007, Hyundai Mipo Dockyard Ltd., South Korea) to extend its employment for an additional year at a daily gross rate of $15,250, which represents an increase of $500 per day compared to its previous day rate. As a result, the earliest charter expiration has been extended to April 2016.

As a result of the above charter renewals, the Partnership’s charter coverage for 2015 and 2016 increased to 95% and 72%, respectively.

About Capital Product Partners L.P.

Capital Product Partners L.P. (NASDAQ: CPLP), a Marshall Islands master limited partnership, is an international owner of modern tanker, container and drybulk vessels. The Partnership currently owns 32 vessels, including four Suezmax crude oil tankers, 19 modern MR (Medium Range) product tankers, eight post panamax container vessels and one Capesize bulk carrier. All of its vessels are under period charters to A.P. Moller-Maersk A.S., BP Shipping Limited, Cargill International S.A., CMA-CGM S.A., Cosco Bulk Carrier Co. Ltd., CSSA S.A. (Total S.A.), Engen Petroleum, Hyundai Merchant Marine Co. Ltd., Overseas Shipholding Group Inc., Petróleo Brasileiro S.A. ('Petrobras'), Repsol Trading S.A. ('Repsol'), Stena Bulk A.B., Subtec S.A. de C.V., and Capital Maritime.

For more information about the Partnership, please visit our website: www.capitalpplp.com.

Forward-Looking Statements

The statements in this press release that are not historical facts may be forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated.  Unless required by law, we expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, to conform them to actual results or otherwise.  We assume no responsibility for the accuracy and completeness of the forward-looking statements.  We make no prediction or statement about the performance of our common units.

CPLP-G

Contact Details:

Capital GP L.L.C.
Petros Christodoulou
CEO and CFO
Tel. +30 (210) 4584 950
Email: p.christodoulou@capitalpplp.com

Capital GP L.L.C.
Jerry Kalogiratos
Chief Operating Officer
Tel. +30 (210) 4584 950
E-mail: j.kalogiratos@capitalpplp.com

Investor Relations / Media
Nicolas Bornozis
Capital Link, Inc. (New York)
Tel. +1-212-661-7566
E-mail: cplp@capitallink.com

Source: Capital Product Partners L.P.